Exhibit 99.1

VisEra Holding Company and Subsidiary

Consolidated Financial Statements for the

Years Ended December 31, 2014, 2013 and 2012 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and the Shareholders

VisEra Holding Company and Subsidiary

We have audited the accompanying consolidated financial statements of VisEra Holding Company and its subsidiary (the “Company”), which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended December 31, 2014, 2013 and 2012, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the Republic of China; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence that we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of VisEra Holding Company and its subsidiary as of December 31, 2014 and 2013, and the consolidated results of their operations and their consolidated cash flows for the years December 31, 2014, 2013 and 2012 in conformity with accounting principles generally accepted in the Republic of China.

Emphasis-of-Matter

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America.  The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2014 and the determination of shareholders’ equity and financial position as of December 31, 2014, 2013 and 2012, to the extent summarized in Note 17 to the consolidated financial statements.

/s/ DELOITTE & TOUCHE

Taipei, Taiwan
The Republic of China

June 18, 2015

VISERA HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2014 AND 2013

(In Thousands of U.S. Dollars, Except Par Value)

	2014		2013
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash (Note 3)	$139,579	53	$153,773	51
Financial assets at fair value through profit or loss (Notes 2 and 4)	1	—	6	—
Accounts receivable	1,170	1	302	—
Receivables from related parties (Note 13)	14,963	6	17,099	6
Allowance for sales returns and discounts (Note 2)	(2,562)	(1)	(10,032)	(3)
Other receivables (Notes 7 and 13)	388	—	11,463	4
Inventories (Notes 2 and 5)	2,410	1	2,896	1
Deferred income tax assets (Notes 2 and 11)	569	—	1,912	1
Prepaid expenses and other current assets	592	—	457	—

Total current assets	157,110	60	177,876	60

LONG-TERM INVESTMENTS
Financial assets carried at cost (Notes 2 and 6)	16,335	6	16,335	5

PROPERTIES, NET (Notes 2, 7 and 13)	86,639	33	102,962	34

OTHER ASSETS
Deferred charges, net (Note 2)	571	—	273	—
Deferred income tax assets (Notes 2 and 11)	375	—	485	—
Refundable deposits and others (Note 14)	617	1	721	1

Total other assets	1,563	1	1,479	1

TOTAL	$261,647	100	$298,652	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2 and 4)	$280	—	$64	—
Accounts payable	4,621	2	4,686	2
Income tax payable (Note 2)	3,623	2	7,913	3
Accrued profit sharing to employees	2,782	1	6,287	2
Payables to equipment suppliers	3,024	1	1,452	—
Accrued expenses and other current liabilities (Notes 2, 10 and 13)	10,618	4	11,865	4

Total current liabilities	24,948	10	32,267	11

OTHER LIABILITIES
Guarantee deposits	37	—	36	—

Total liabilities	24,985	10	32,303	11

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock - $1 par value; authorized 120,000 thousand shares, and 87,500 thousand shares issued and outstanding	87,500	33	87,500	30
Capital surplus	21,160	8	21,160	7
Retained earnings	99,511	38	117,115	39
Cumulative translation adjustments (Note 2)	2,763	1	12,720	4

Total equity attributable to shareholders of the parent	210,934	80	238,495	80

MINORITY INTERESTS IN SUBSIDIARY (Note 2)	25,728	10	27,854	9

Total shareholders’ equity	236,662	90	266,349	89

TOTAL	$261,647	100	$298,652	100

The accompanying notes are an integral part of the consolidated financial statements.

VISERA HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2014, 2013 and 2012

(In Thousands of U.S. Dollars)

	2014		2013		2012
	Amount	%	Amount	%	Amount	%

NET SALES (Notes 2 and 13)	$117,301	100	$142,108	100	$146,996	100

COST OF GOODS SOLD (Notes 5, 12 and 13)	85,170	72	94,124	66	95,230	65

GROSS PROFIT	32,131	28	47,984	34	51,766	35

OPERATING EXPENSES (Notes 12 and 13)	9,179	8	10,530	7	10,669	7

INCOME FROM OPERATIONS	22,952	20	37,454	27	41,097	28

NON-OPERATING INCOME AND GAINS
Interest income (Note 16)	1,465	1	1,050	1	792	—
Foreign exchange gain, net (Note 2)	704	1	1,003	1	67	—
Dividend income	682	1	125	—	74	—
Gain on disposal of property and other assets (Notes 2 and 7)	162	—	2,097	1	—	—
Rental income (Notes 8 and 13)	—	—	979	1	3,032	2
Others (Notes 7 and 13)	38	—	626	—	974	1

Total non-operating income	3,051	3	5,880	4	4,939	3

NON-OPERATING EXPENSES AND LOSSES
Discount on income from transfer of intellectual property (Notes 7 and 13)	4,500	4	—	—	—	—
Valuation loss on financial instruments, net (Notes 2 and 4)	754	1	856	1	218	—
Expenses related to assets leased to others	—	—	977	1	2,513	2
Loss on disposal of property (Note 2)	—	—	507	—	—	—
Depreciation expenses related to assets leased to others (Note 2)	—	—	188	—	1,127	1
Others (Note 16)	9	—	32	—	19	—

Total non-operating expenses	5,263	5	2,560	2	3,877	3

INCOME BEFORE INCOME TAX	20,740	18	40,774	29	42,159	28

INCOME TAX EXPENSE (Notes 2 and 11)	1,008	1	5,069	4	7,818	5

NET INCOME	$19,732	17	$35,705	25	$34,341	23

ATTRIBUTABLE TO:
Shareholders of the parent	$17,195	15	$31,102	22	$30,092	20
Minority interests	2,537	2	4,603	3	4,249	3

	$19,732	17	$35,705	25	$34,341	23

The accompanying notes are an integral part of the consolidated financial statements.

VISERA HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2014, 2013 and 2012

(In Thousands of U.S. Dollars)

	Equity Attributable to Shareholders of the Parent
	Capital Stock		Capital Surplus			Cumulative		Minority	Total
	Shares		Additional		Retained	Translation		Interests in	Shareholders’
	(In Thousands)	Amount	Paid-in Capital	Others	Earnings	Adjustments	Total	Subsidiary	Equity

BALANCE, JANUARY 1, 2012	87,500	$87,500	$20,790	$191	$83,921	$11,670	$204,072	$24,311	$228,383

Net income for 2012	—	—	—	—	30,092	—	30,092	4,249	34,341

Appropriations of prior year’s earnings
Cash dividends	—	—	—	—	(28,000)	—	(28,000)	—	(28,000)

Adjustment arising from changes of ownership percentage in subsidiary	—	—	—	179	—	—	179	(179)	—

Decrease in minority interests	—	—	—	—	—	—	—	(1,029)	(1,029)

Translation adjustments	—	—	—	—	—	6,397	6,397	1,161	7,558

BALANCE, DECEMBER 31, 2012	87,500	87,500	20,790	370	86,013	18,067	212,740	28,513	241,253

Net income for 2013	—	—	—	—	31,102	—	31,102	4,603	35,705

Decrease in minority interests	—	—	—	—	—	—	—	(4,457)	(4,457)

Translation adjustments	—	—	—	—	—	(5,347)	(5,347)	(805)	(6,152)

BALANCE, DECEMBER 31, 2013	87,500	87,500	20,790	370	117,115	12,720	238,495	27,854	266,349

Net income for 2014	—	—	—	—	17,195	—	17,195	2,537	19,732

Appropriations of prior years’ earnings
Cash dividends	—	—	—	—	(34,799)	—	(34,799)	—	(34,799)

Decrease in minority interests	—	—	—	—	—	—	—	(3,168)	(3,168)

Translation adjustments	—	—	—	—	—	(9,957)	(9,957)	(1,495)	(11,452)

BALANCE, DECEMBER 31, 2014	87,500	$87,500	$20,790	$370	$99,511	$2,763	$210,934	$25,728	$236,662

The accompanying notes are an integral part of the consolidated financial statements.

VISERA HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2014, 2013 and 2012

(In Thousands of U.S. Dollars)

	2014	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$17,195	$31,102	$30,092
Net income attributable to minority interests	2,537	4,603	4,249
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	25,531	25,615	23,026
Depreciation of assets leased to others	—	188	1,127
Gain on disposal of property and other assets, net	(162)	(1,590)	—
Reversal of impairment loss on property	—	(8)	—
Discount on income from transfer of intellectual property	4,500	—	—
Valuation loss (gain) on financial instruments, net	221	(66)	119
Deferred income taxes	1,453	389	(593)
Changes in operating assets and liabilities
Decrease (increase) in:
Notes and accounts receivable	(782)	86	7
Receivables from related parties	(5,420)	19,857	(15,766)
Other receivables	6,579	12,572	(6,807)
Inventories	486	(524)	(1,533)
Prepaid expenses and other current assets	(135)	(22)	(186)
Increase (decrease) in:
Accounts payable	(65)	(2,749)	4,780
Income tax payable	(4,290)	(7,052)	2,737
Accrued profit sharing to employees and bonus to directors	(3,505)	(3,442)	5,064
Accrued expenses and other current liabilities	(1,247)	(661)	3,913

Net cash provided by operating activities	42,896	78,298	50,229

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of properties	(12,910)	(13,984)	(36,556)
Acquisition of assets leased to others	—	—	(18)
Increase in deferred charges	(299)	(11)	(253)
Proceeds from disposal of property and other assets	162	1,626	—
Decrease (increase) in refundable deposits and others	104	(243)	51

Net cash used in investing activities	(12,943)	(12,612)	(36,776)

(Continued)

VISERA HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2014, 2013 and 2012

(In Thousands of U.S. Dollars)

	2014	2013	2012

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(34,799)	$—	$(28,000)
Increase (decrease) in guarantee deposits received	1	(10)	(10)
Decrease in minority interests	(3,168)	(4,457)	(3,369)

Net cash used in financing activities	(37,966)	(4,467)	(31,379)

NET INCREASE (DECREASE) IN CASH	(8,013)	61,219	(17,926)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(6,181)	(2,957)	5,370

CASH, BEGINNING OF YEAR	153,773	95,511	108,067

CASH, END OF YEAR	$139,579	$153,773	$95,511

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$—	$1	$—
Cash paid for income tax	$2,796	$11,345	$6,364

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Cash paid for acquisition of properties
Total acquisition	$14,482	$9,345	$30,199
Decrease (increase) in payables to equipment suppliers	(1,572)	4,639	6,357

	$12,910	$13,984	$36,556

NON-CASH FINANCING ACTIVITIES
Profit sharing to employees issued in stock	$—	$—	$2,340

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

VISERA HOLDING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2014, 2013 and 2012

(In Thousands of U.S. Dollars, Unless Specified Otherwise)

1.                GENERAL

VisEra Holding Company (VisEra Holding) was incorporated on March 31, 2005 in the Cayman Islands, and is engaged in investing in companies involved in the design, manufacture, and other related business in the semiconductor industry.

As of December 31, 2014 and 2013, VisEra Holding and its subsidiary had 813 and 814 employees, respectively.

2.                SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are presented in conformity with the accounting principles generally accepted in the Republic of China (R.O.C.).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of VisEra Holding and VisEra Technologies Company, Ltd. (VisEra Tech), a direct investee of VisEra Holding.  As of December 31, 2014 and 2013, VisEra Holding owns 86.94% of VisEra Technology’s common shares.  All significant intercompany balances and transactions are eliminated upon consolidation.

VisEra Tech is located in the R.O.C., and mainly engaged in manufacturing electronic spare parts and in researching and developing, designing, manufacturing and selling of color filter.

Minority interests in subsidiary, VisEra Tech, are presented under minority interests in subsidiary in the consolidated financial statements.

VisEra Holding and VisEra Tech are hereinafter referred to collectively as the “Company.”

Use of Estimates

The preparation of consolidated financial statements in conformity with the aforementioned principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain.  The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are those held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date.  Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date.  Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Financial Assets and Liabilities at Fair Value through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred.  At each balance sheet date, the derivatives are remeasured at fair value, with changes in fair value recognized directly in profit or loss in the year in which they arise.  A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If the fair value of the derivative is positive, the derivative is recognized as a financial asset; otherwise, the derivative is recognized as a financial liability.

Revenue Recognition

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods have been transferred to the buyer, price is fixed or determinable, and collectability is reasonably assured.  Provisions for estimated sales returns and other allowances are recorded in the year the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using the fair market value taking into account related sales discounts agreed by the Company and its customers.  Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash to be received.

Inventories

Inventories consist of raw materials, work-in-process and finished goods and are stated at the lower of cost or net realizable value.  Inventory write-downs are made item by item, except where it may be appropriate to group similar or related items.  Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.  Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Financial Assets Carried at Cost

Investments in equity instruments for which the Company does not exercise significant influence and with quoted prices in an inactive market and with fair values that cannot be reliably measured, such as non-publicly traded stocks and stocks traded in the Emerging Stock Market, are measured at their original cost.  An impairment loss is recognized when there is objective evidence that the asset is impaired.  A subsequent reversal of this impairment loss is disallowed.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment.  Stock dividends are recorded as an increase in the number of shares held and do not affect investment income.  The cost per share is recalculated based on the new total number of shares.

Properties and Assets Leased to Others

Properties and assets leased to others are stated at cost less accumulated depreciation and impairment.  Major additions, renewals, betterments are capitalized, while maintenance and repairs are expensed in the year incurred.

Depreciation is calculated using the straight-line method over estimated service lives, which are initially estimated as follows:  buildings - 5 to 20 years; machinery and equipment - 3 to 5 years; office equipment - 3 to 5 years; transportation equipment - 5 years; other equipment - 3 years; and assets leased to others - 20 years.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss.  If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain.  However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss was recognized.

Deferred Charges

Deferred charges consist of certain intangibles and other assets including technology license fees and computer software.  These charges are amortized as follows:  technology license fees - 5 years and computer software - 3 years.  When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss.  If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain.  However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss was recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.

Pension Costs

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts.

Income Tax

The Company uses the inter-period tax allocation method for income tax.  Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits.  Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized.  A deferred tax asset or liability is classified as current or noncurrent according to the classification of the related asset or liability for financial reporting.  If a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from research and development expenditures are recognized using the flow-through method.

Adjustments to prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income tax of 10% on unappropriated earnings of VisEra Tech is accrued in the year the earnings were generated and adjusted to the amount not appropriated by shareholders in the following year.

Share-based Payment Transaction

The share-based payment plan of the Company is cash-settled share-based payment plan.  The services acquired and the liability incurred are measured at the fair value of the liability and the compensation cost is expensed on a straight-line basis over the vesting period in which the employees render service.  Until the liability is settled, the Company remeasures the fair value of the liability at the end of each balance sheet date and at the date of settlement with any changes in fair value recognized in profit or loss for the year by applying an option pricing model.

Foreign-currency Transactions

Foreign currency transactions other than derivative contracts are recorded in U.S. dollars at the rates of exchange in effect when the transactions occur.  Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in current income.  At the end of the year, assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rates with the resulting gains or losses recognized in current income.

Translation of Foreign-currency Financial Statements

The financial statements of foreign subsidiary are translated into U.S. dollars at the following exchange rates:  Assets and liabilities - current rates at year-end; shareholders’ equity - historical rates; income and expenses - average rates during the year.  The resulting translation adjustments are recorded as a separate component of shareholders’ equity.

3.                CASH

	December 31
	2014	2013

Time deposits	$139,047	$152,925
Cash and deposits in bank	532	848

	$139,579	$153,773

4.                FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2014	2013

Trading financial assets

Forward exchange contracts	$1	$6

Trading financial liabilities

Forward exchange contracts	$280	$64

The Company entered into derivative contracts for the years ended December 31, 2014, 2013 and 2012 to manage exposures due to exchange rate fluctuations.

Outstanding forward exchange contract as of December 31, 2014 and 2013 was as follows:

Contract Amount
	Maturity Date	(In Thousands)

December 31, 2014

Sell USD/Buy NTD	February 2015	US$17,500/NT$546,182

December 31, 2013

Sell USD/Buy NTD	January 2014	US$22,000/NT$657,007

For the years ended December 31, 2014, 2013 and 2012, net losses on derivative financial instruments were $754 thousand, $856 thousand and $218 thousand, respectively.

5.                INVENTORIES

	December 31
	2014	2013

Finished goods	$163	$36
Work in process	947	1,986
Raw materials	1,300	874

	$2,410	$2,896

As of December 31, 2014 and 2013, the allowance for inventory devaluation was $757 thousand and $1,673 thousand, respectively.

The cost of inventories recognized as cost of goods sold for the years ended December 31, 2014, 2013 and 2012 was $85,170 thousand, $94,124 thousand and $95,230 thousand, respectively.  The cost of goods sold for the years ended December 31, 2014, 2013 and 2012 included nil, $457 thousand and $572 thousand loss on write-downs of inventories, respectively.  The reserve for inventories write-downs in the amount of $862 thousand, $2,859 thousand and $516 thousand was relieved from the cost of goods sold for the years ended December 31, 2014, 2013 and 2012, respectively, when the related inventory items were scrapped or sold.

6.                FINANCIAL ASSETS CARRIED AT COST - NONCURRENT

	December 31
	2014	2013

Emerging market stocks	$16,335	$16,335

The above equity investments, Xintec Inc. (Xintec), which had quoted prices in an inactive market and of which fair values could not be reliably measured, were carried at cost.

At the end of March 2015, Xintec listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange). Consequently, the Company reclassified its investments of Xintec as available-for-sale financial assets.  In April 2015, the Company sold 852 thousand common shares of Xintec and recognized a disposal gain of $771 thousand in the second quarter of 2015.  After the sale, the Company owned approximately 13.57% of the equity interest in Xintec.

7.                PROPERTIES, NET

	December 31
	2014	2013

Machinery and equipment	$160,703	$165,021
Buildings	71,701	75,584
Office equipment	3,299	3,441
Transportation equipment	56	60
Other equipment	535	458
Construction in progress	8,605	1,585
	244,899	246,149
Accumulated depreciation and impairment	(158,260)	(143,187)

	$86,639	$102,962

In June 2011, the sale and transfer agreement of intellectual property and equipment for wafer-level lens was entered into by and between the Company and Omnivision International Holding Ltd. (Omnivision) and Omnivision Semiconductor (Shanghai), Co., Ltd. (Omnivision Semiconductor).  The transfer of intellectual property, equipment and certain key employees was completed by the end of December 2011.  The net gain on disposal of equipment and income from the transfer of intellectual property for the year ended December 31, 2011 was $6,128 thousand and $20,409 thousand, respectively.  In April 2014, a settlement memorandum of the above agreement was entered into by and between the Company and Omnivision because the technological commercial landscape changed and certain deliverables are replaced by more advanced products and no longer commercially feasible in 2014.  Hence, the Company agreed to provide a discount amounted to $4,500 thousand to Omnivision.  At December 31, 2014, the sale consideration (net of a discount) has been received.  As of December 31, 2014 and 2013, the receivables of the sale consideration (net of a discount) amounted to nil and $8,147 thousand, respectively, are recorded in “other receivables.”

In January 2013, the sale and transfer agreement of intellectual property and equipment for LED production line was entered into by and between the Company and C-ONE Technology Corporation (C-ONE).  Thereafter, C-ONE transferred the right and the obligation in connection with the above agreement to SemiLEDs Optoelectronics Co., Ltd (SemiLEDs).  Meanwhile, the transfer agreement was entered into by and between the Company, C-ONE and SemiLEDs, and the transfer of intellectual property and equipment had been completed in October 2013.  The net gain on disposal of equipment and income from transfer of intellectual property for the year ended December 31, 2013 was $1,597 thousand and $395 thousand, respectively.  At December 31, 2013, the sales consideration has been received.

8.                ASSETS LEASED TO OTHERS

The Company had an operating lease agreement for part of a plant, equipment and related facilities located in Hsinchu Science Park to lease to Taiwan Omnivision Optoelectronics Technologies Company Limited (Omnivision Optoelectronics).  The lease period was November 1, 2011 to October 31, 2013.  Thereafter, the lease agreement was terminated in June 2013.

9.                PENSION PLANS

The pension plan under the Labor Pension Act (the “LPA”) is a defined contribution plan.  Based on the LPA, the Company makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.  Such pension costs were $1,011 thousand, $989 thousand and $919 thousand for the years ended December 31, 2014, 2013 and 2012, respectively.

10.         SHARE-BASED PAYMENT TRANSACTION

The cash-settled share-based plan (“share-based plan”) was resolved by the Board of Directors on June 15, 2012.  The shares may be granted to qualified employees of the Company.  The aforementioned plan is valid for ten years and exercisable at certain percentages subsequent to the next date of the grant date.  The Company settles the transaction in cash.  When the qualified employees retire, die or become disabled due to occupational hazard, the shares will be fully vested immediately.

The share-based plan of Company was as follows:

2012 Share-based Plan

Grant date	June 15, 2012
Grant number (share)	2,000,000
Contractual life	10 years
Vested conditions	4 years’ service
Actual turnover rates	—
Estimated future turnover rates	—
Exercise price of grant date ($/share)	$1.0

Information of the Company’s share-based plan was as follows:

		Weighted-
		average
	Number of	Exercise Price
	Shares	(US$)

Year ended December 31, 2014

Balance, beginning of year	2,000,000	$0.7

Balance, end of year	2,000,000	0.6

Exercisable balance, end of year	1,200,000	0.6

Year ended December 31, 2013

Balance, beginning of year	2,000,000	$0.9

Balance, end of year	2,000,000	0.8

Exercisable balance, end of year	800,000	0.8

The aforementioned exercise prices have been adjusted to reflect the distribution of earnings by the Company in accordance with the share-based plan.

The Company uses the Black-Scholes model to remeasure the fair value of the share-based payment transaction at the balance sheet date.  As of December 31, 2014 and 2013, the valuation assumptions were as follows:

	December 31
	2014	2013

Share price on measurement date ($/share)	$1.0	$1.1
Exercise price ($/share)	$0.6	$0.8
Expected volatility	31.43%-31.82%	33.62%-39.40%
Expected life	3.73-4.45 years	4.23-5.45 years
Expected dividend yield	—	—
Risk free interest rate	1.14%-1.45%	1.10%-1.31%

The share price on the measurement date was determined based on the income-based approach.  The expected volatility was calculated based on the historical stock prices of the comparative companies of the Company.

For the years ended December 31, 2014 and 2013, information about the Company’s shared-based plan was as follows:

	Year Ended December 31
	2014	2013

Compensation cost	$146	$331

	December 31
	2014	2013

The carrying amount of the liability of the share-based plan	$785	$683
The intrinsic value of the liability of the share-based plan	$202	$227
The weighted-average remaining contractual life	7.5 years	8.5 years

11.         INCOME TAX

a.             A reconciliation of income tax expense based on “income before income tax” at the statutory rate and income tax currently payable was as follows:

	Years Ended December 31
	2014	2013	2012

Income tax expense based on “income before income tax” at statutory rate	$6,899	$17,801	$7,512
Tax effect of the following:
Temporary and permanent differences	(557)	(251)	(483)
Tax-exempt income	(161)	(546)	—
Additional tax at 10% on unappropriated earnings	1,610	3,046	1,444
Income tax credits	(3,557)	(11,233)	(751)

Income tax currently payable	$4,234	$8,817	$7,722

b.             Income tax expenses consisted of the following:

	Years Ended December 31
	2014	2013	2012

Income tax currently payable	$4,234	$8,817	$7,722
Adjustments for prior years	(4,608)	(4,064)	595
Net changes in deferred income tax assets
Temporary differences	1,382	316	117
Valuation allowance	—	—	(616)

Income tax expense	$1,008	$5,069	$7,818

Under Article 10 of the Statute for Industrial Innovation (SII) legislated and effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that year in the R.O.C.  This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.

c.              Net deferred income tax assets consisted of the following:

	December 31
	2014	2013

Current deferred income tax assets
Temporary differences	$569	$1,912

Noncurrent deferred income tax assets
Temporary differences	$375	$485
Investment tax credits	—	3,598
Valuation allowance	—	(3,598)

	$375	$485

d.             For VisEra Tech, income tax returns through 2012 have been examined and cleared by the local tax authorities.

e.              The profit generated from the following project of the Company is exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2009	2011 to 2015

12.         LABOR COST, DEPRECIATION AND AMORTIZATION EXPENSES

	Years Ended December 31
	2014			2013			2012
	Classified as	Classified as		Classified as	Classified as		Classified as	Classified as
	Cost of	Operating		Cost of	Operating		Cost of	Operating
	Sales	Expenses	Total	Sales	Expenses	Total	Sales	Expenses	Total

Labor cost
Salary	$20,257	$5,177	$25,434	$24,842	$6,000	$30,842	$27,771	$6,543	$34,314
Labor and health insurance	1,480	285	1,765	1,520	410	1,930	1,478	388	1,866
Pension	809	204	1,013	803	186	989	719	200	919
Meals	791	112	903	783	111	894	703	133	836
Welfare benefit	95	25	120	103	27	130	86	29	115
Others	20	254	274	55	440	495	29	500	529

	$23,452	$6,057	$29,509	$28,106	$7,174	$35,280	$30,786	$7,793	$38,579

Depreciation	$25,167	$142	$25,309	$25,210	$118	$25,328	$22,720	$33	$22,753
Amortization	$171	$51	$222	$234	$53	$287	$186	$87	$273

13.         RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.             Omnivision, joint venture investor of VisEra Holding.

b.             Taiwan Semiconductor Manufacturing Company Limited (TSMC), joint venture investor of VisEra Holding.

c.              Xintec.  Prior to June 2013, Xintec was a subsidiary of TSMC.  Since June 2013, Xintec is an equity method investee of TSMC.

d.             Global UniChip Corporation (GUC), an equity method investee of TSMC.

e.              Vanguard International Semiconductor Corporation (Vanguard), an equity-method investee of TSMC.

f.               Omnivision Optoelectronics, a subsidiary of Omnivision.

Transactions with the aforementioned parties, excluding those disclosed in other notes, are summarized as follows:

	2014		2013		2012
	Amount	%	Amount	%	Amount	%

For the year

Sales
Omnivision	$107,076	91	$130,747	92	$143,251	97
GUC	2,333	2	4,814	4	1	—
TSMC	295	—	378	—	812	1
Xintec	20	—	3	—	23	—
Omnivision Optoelectronics	—	—	4	—	6	—
Vanguard	—	—	—	—	7	—

	$109,724	93	$135,946	96	$144,100	98

Purchases
Omnivision	$70	—	$46	—	$77	—
TSMC	44	—	57	—	115	—
GUC	—	—	6	—	—	—

	$114	—	$109	—	$192	—

Acquisition of properties
TSMC	$594	5	$—	—	$305	1

Operating expenses
GUC-commission expense	$188	2	$251	2	$—	—
Omnivision	—	—	45	1	134	1

	$188	2	$296	3	$134	1

Rental income
Omnivision Optoelectronics	$—	—	$979	100	$3,032	100

Other income
Xintec-consulting and supporting service	$—	—	$32	5	$29	2

Discount on transfer of intellectual property
Omnivision	$4,500	100	$—	—	$—	—

	2014		2013		2012
	Amount	%	Amount	%	Amount	%

As of December 31

Accounts receivable, net of allowance for sales returns and discounts
Omnivision	$12,563	99	$6,467	88	$27,141	100
GUC	162	1	858	12	—	—
TSMC	16	—	2	—	42	—
Xintec	6	—	—	—	—	—
Omnivision Optoelectronics	—	—	—	—	1	—

	$12,747	100	$7,327	100	$27,184	100

Other receivables
Omnivision	$11	3	$9,009	79	$18,010	75
Omnivision Optoelectronics	5	1	2,172	19	758	3

	$16	4	$11,181	98	$18,768	78

Accrued expenses
TSMC	$10	—	$11	—	$5	—
Omnivision	2	—	2	—	2	—

	$12	—	$13	—	$7	—

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties.  There is no comparable transaction with the other related parties transactions of which the terms were determined in accordance with related contractual agreements.

14.         PLEDGED OR MORTGAGED ASSETS

The Company provided refundable deposits as collateral mainly for land lease agreements and customs guarantee.  As of December 31, 2014 and 2013, the aforementioned refundable deposits amounted to $446 thousand and $470 thousand, respectively.

15.         SIGNIFICANT LONG-TERM LEASES

VisEra Technology leases parcel of land from the Science Park Administration.  These operating leases will expire in 2025.

As of December 31, 2014, future lease payments were as follows:

Year	Amount

2015	$363
2016	363
2017	363
2018	363
2019	363
2020 and thereafter	2,181

$3,996

16.         FINANCIAL INSTRUMENTS

a.             Fair values of financial instruments

	December 31
	2014		2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets
Cash	$139,579	$139,579	$153,773	$153,773
Financial assets at fair value through profit or loss	1	1	6	6
Accounts receivable, net	824	824	42	42
Receivables from related parties, net	12,747	12,747	7,327	7,327
Other receivables	388	388	11,463	11,463
Financial assets carried at cost	16,335	—	16,335	—
Financial liabilities
Financial liabilities at fair value through profit or loss	280	280	64	64
Accounts payable	4,621	4,621	4,686	4,686
Payables to equipment suppliers	3,024	3,024	1,452	1,452

b.             Methods and assumptions used to estimate the fair values of financial instruments were as follows:

1)            The carrying amounts of the following short-term financial instruments approximate their fair values because of their short maturities:  Cash, receivables, and payables.

2)            The fair values of those derivative instruments designed as at fair value through profit or loss are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

3)            Financial assets carried at cost have quoted prices in an inactive market and entail an unreasonably high cost to obtain verifiable fair values.  Therefore, no fair value is presented.

c.              As of December 31, 2014 and 2013, financial assets exposed to fair value interest rate risk amounted to $139,095 thousand and $136,854 thousand, respectively; financial liabilities amounted to $280 thousand and $64 thousand, respectively.  As of December 31, 2014 and 2013, financial assets exposed to cash flow interest rate risk amounted to $925 thousand and $17,388 thousand, respectively.

d.             As of December 31, 2014, 2013 and 2012, the interest income and interest expense associated with financial assets other than those at fair value through profit or loss were as follows:

	Years Ended December 31
	2014	2013	2012

Total interest income	$1,465	$1,050	$792
Total interest expense	$—	$1	$—

e.              Financial risks

1)            Market risk

The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives is expected be offset by the foreign exchange risk of these hedged items.

2)            Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts.  Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk.  The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions, business organizations, and government agencies.  Management believes that the Company’s exposure to default by those parties is low.  The amount of maximum credit risk exposure is the carrying amount of financial assets held by the Company.

3)            Liquidity risk

The Company’s operating funds are deemed sufficient to meet the cash flow demand, therefore, liquidity risk is not considered to be significant.

4)            Cash flow interest rate risk

The Company does not have long-term assets and loans related to changes of interest rates.  Thus, no cash flows will be affected by changes in market interest rates.

17.         SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the R.O.C. (R.O.C. GAAP), which differ in following respects from accounting principles generally accepted in the United States of America (U.S. GAAP):

Valuation of Long-lived Assets

Under R.O.C. GAAP, if the recoverable amount of long-lived assets increases in a future period, the amount previously recognized as impairment will be reversed and recognized as a gain.  However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.  Under U.S. GAAP, the reversal of impairment charges is prohibited.

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the Financial Accounting Standards Board amended its presentation guidance on comprehensive income to improve the reporting of reclassifications out of accumulated other comprehensive income (“AOCI”). The new accounting guidance requires entities to provide information about the amounts reclassified out of AOCI by component.  In addition, entities are required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period.  For amounts that are not required to be reclassified in their entirety to net income, entities are required to cross-reference to other disclosures that provide additional details about those amounts.  Under R.O.C. GAAP, there is no such guidance related to AOCI disclosure.  There was no amount reclassified from accumulated other comprehensive income during 2014 and 2013.

The following reconciles consolidated net income and shareholders’ equity under R.O.C. GAAP as reported in the consolidated financial statements to the consolidated net income and shareholders’ equity under U.S. GAAP, giving effect to the difference listed above.

	Years Ended December 31
	2014	2013	2012

Net income

Consolidated net income based on R.O.C. GAAP	$19,732	$35,705	$34,341
Adjustments:
Valuation of long-lived assets	—	(8)	—

Consolidated net income based on U.S. GAAP	$19,732	$35,697	$34,341

Attributable to
Shareholders of the parent	$17,195	$31,035	$30,092
Noncontrolling interests	2,537	4,662	4,249

	$19,732	$35,697	$34,341

Changes in equity based on U.S. GAAP

Balance, beginning of year	$266,341	$241,253	$228,383
Net income for the year	19,732	35,697	34,341
Cash dividends to common shareholders	(34,799)	—	(28,000)
Adjustment arising from changes of ownership percentage in subsidiary
VisEra Holding	—	—	179
Noncontrolling interests	—	—	(179)
Decrease in noncontrolling interest	(3,168)	(4,457)	(1,029)
Translation adjustments
VisEra Holding	(9,957)	(5,347)	6,397
Noncontrolling interests	(1,495)	(805)	1,161

Balance, end of year	$236,654	$266,341	$241,253

Attributable to
Shareholders of the parent	$210,927	$238,488	$212,740
Noncontrolling interests	25,727	27,853	28,513

	$236,654	$266,341	$241,253

The Company reports comprehensive income (loss) in accordance with the guidance related to reporting comprehensive income for U.S. GAAP purposes.  The guidance related to reporting comprehensive income requires that in addition to net income (loss), a company should report other comprehensive income (loss) consisting of the changes in equity of the Company during the year from transactions and other events and circumstance from nonowner sources.  It includes all changes in equity during the year except those resulting from investments by shareholders and distribution to shareholders.  The other comprehensive income for the Company includes unrealized gains and losses relating to the translation of financial statements maintained in foreign currencies.  The Company should report separately for each component of other comprehensive income, current period reclassifications out of accumulated other comprehensive income and other amounts of current-period other comprehensive income.

Statements of comprehensive income for the years ended December 31, 2014, 2013 and 2012 are as follows:

	Years Ended December 31
	2014	2013	2012

Consolidated net income based on U.S. GAAP	$19,732	$35,697	$34,341
Other comprehensive income (loss), net of tax:
Translation adjustments, net of tax expense of nil
VisEra Holding	(9,957)	(5,347)	6,397
Noncontrolling interests	(1,495)	(805)	1,161

Consolidated comprehensive income	$8,280	$29,545	$41,899

Attributable to
Shareholders of the parent	$7,238	$25,686	$36,489
Noncontrolling interests	1,042	3,859	5,410

	$8,280	$29,545	$41,899

The Company applies R.O.C. Statement of Financial Accounting Standard No. 17, “Statement of Cash Flows.”  Its objectives and principles are similar to those set out under U.S. GAAP.  The principal differences between the two standards relate to classification.  Changes in refundable deposits under cash flows from investing activities under R.O.C. GAAP are reclassified to operating activities under U.S. GAAP.  Changes in guarantee deposits under cash flows from financing activities under R.O.C. GAAP are reclassified to operating activities under U.S. GAAP.  Summarized cash flow data by operating, investing and financing activities in accordance with U.S. GAAP guidance related to statement of cash flows are as follows:

	Years Ended December 31
	2014	2013	2012

Net cash inflow (outflow) from:
Operating activities	$42,926	$78,244	$50,201
Investing activities	(12,972)	(12,568)	(36,758)
Financing activities	(37,967)	(4,457)	(31,369)
Change in cash	(8,013)	61,219	(17,926)
Cash at the beginning of year	153,773	95,511	108,067
Effect of exchange rate changes	(6,181)	(2,957)	5,370

Cash at the end of year	$139,579	$153,773	$95,511